UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G/A


WAGEWORKS INC.
Common Stock
930427109
Item 1.	a.	Wageworks Inc.
		b.	1100 Park Place, 4th Floor
			San Mateo, CA  94403

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	930427109

Item 3.	Investment adviser registered under section 203 of the
Investment
		Advisers Act of 1940

Item 4.	a.	1,613,707
		b.	5.03%
		c.	1.	1,613,707
			2.	      0
			3.	1,613,707
			4.
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A